

Pricing supplement no. 11
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 14-A-I dated November 21, 2008

Registration Statement No. 333-155535
Dated November 24, 2008
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$274,000
Principal Protected Knock-Out Notes Linked to the S&P 500® Index due May 31, 2011

Registration Statement Update

The prospectus dated December 1, 2005, the prospectus supplement dated October 12, 2006 and the product supplement no. 14-II dated December 21, 2006, all of which were referenced in the term sheet relating to your notes (filed under the registration statement no. 333-130051), have been superseded by the accompanying prospectus dated November 21, 2008, the accompanying prospectus supplement dated November 21, 2008 and the accompanying product supplement no. 14-A-I dated November 21, 2008 (each filed under the registration statement no. 333-155535), respectively.

General

- The notes are designed for investors who seek exposure to any moderate appreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments as well as (1) any appreciation of the S&P 500® Index above 40% and (2) if a Knock-Out Event occurs, any return above a fixed return of 4% of the principal, while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 31, 2011*.
- **The terms of the notes as set forth in this pricing supplement, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 14-A-I, supersede the terms set forth in product supplement no. 14-A-I.**
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on November 24, 2008 and are expected to settle on or about November 28, 2008.

Key Terms

Index: The S&P 500® Index ("SPX") (the "Index").

Payment at Maturity: At maturity, you will receive a cash payment, for each **$1,000** principal amount note, as follows:

(1) If a Knock-Out Event does not occur, **$1,100** plus $1,000 × the Index Return × the Participation Rate; *provided* that your payment at maturity will not be less than $1,000; or

(2) If a Knock-Out Event occurs, **$1,000** plus $1,000 × the Knock-Out Rate. ***Under these circumstances, your payment at maturity will be equal to $1,040 per $1,000 principal amount note.***

Because the Knock-Out Level is 140% of the Initial Index Level and the Participation Rate is 100%, the maximum payment at maturity will be $1,500 per $1,000 principal amount note. The minimum payment at maturity will be $1,000 per $1,000 principal amount note.

Participation Rate: 100%

Knock-Out Event: If the Index closing level is greater than the Knock-Out Level on any trading day during the period from the pricing date to and including the Observation Date, a Knock-Out Event will have occurred.

Knock-Out Level: 1192.53, which is 140% of the Initial Index Level.

Knock-Out Rate: 4%, ***which results in a payment at maturity of $1,040 per $1,000 principal amount note.***

Index Return: $\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$

Initial Index Level: 851.81, which was the Index closing level on the pricing date.

Ending Index Level: The Index closing level on the Observation Date.

Observation Date: May 25, 2011*

Maturity Date: May 31, 2011*

CUSIP: 48123LVF8

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 14-A-I.

Investing in the Principal Protected Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 14-A-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$31	$969
Total	$274,000	$8,494	$265,506

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $31.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution" beginning on page PS-30 of the accompanying product supplement no. 14-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are __not__ guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

JPMorgan

November 24, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-A-I dated November 21, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 3, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 14-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 14-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241368/d424b21.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL FOR POSITIVE RETURN EVEN IF THE INDEX RETURN IS NEGATIVE ON THE OBSERVATION DATE** – If a Knock-Out Event does not occur, your payment at maturity is based on $1,100, which is $100 greater than the $1,000 issue price of the notes. Accordingly, under these circumstances, your payment at maturity will be greater than the $1,000 issue price if the Ending Index Level declines by less than 10% as compared to the Initial Index Level.

- **APPRECIATION POTENTIAL** — If a Knock-Out Event does not occur, at maturity, for each $1,000 principal amount note, you will receive a payment equal to $1,100 plus $1,000 × the Index Return × the Participation Rate, *provided* that your payment at maturity will not be less than $1,000. If a Knock-Out Event occurs, at maturity, for each $1,000 principal amount note, you will receive a fixed payment equal to $1,040. Accordingly, because the Knock-Out Level is 140% of the Initial Index Level and the Participation Rate is 100%, and your payment at maturity is based on $1,100 if a Knock-Out Event does not occur, the maximum payment at maturity on your notes is $1,500 per $1,000 principal amount note.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 14-A-I.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 14-A-I. Notwithstanding any disclosure in product supplement no. 14-A-I to the contrary, our special tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin LLP, subject to the occurrence of a Knock-Out Event prior to the issue date, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Assuming this treatment, you will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. If a Knock-Out Event occurs prior to the issue date, the notes will not be treated as contingent payment debt instruments (and neither the previous discussion nor the next bullet will apply to them) but will instead be treated as issued with $40 of original issue discount per note, which you will be required to accrue into income in each year on a constant yield basis, even if you are a cash-method taxpayer and even though you will not receive this amount prior to the maturity date. In this case, all gain or loss on sale or exchange of a note will be capital, and will be long-term capital gain or loss if you have held the note for more than one year at the time. In either case, purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

  Subject to certain assumptions and representations received from us, the discussion in this section entitled "Taxed as Contingent Payment Debt Instruments", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 5.37%, compounded semi-annually. Based on our determination of the comparable yield, the "projected payment schedule," per $1,000 principal amount note, consists of a single payment at maturity equal to $1,142.61. Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date (per $1,000 note) as of End of Calendar Period
November 28, 2008 through December 31, 2008	$5.07	$5.07
January 1, 2009 through December 31, 2009	$54.70	$59.77
January 1, 2010 through December 31, 2010	$57.67	$117.44
January 1, 2011 through May 31, 2011	$25.17	$142.61

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the any of the equity securities composing the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 14-A-I dated November 21, 2008.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if a Knock-Out Event does not occur, whether, and the extent to which, the Index Return is positive or negative. **YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS EQUAL TO OR LESS THAN -10% AND A KNOCK-OUT EVENT DOES NOT OCCUR.**

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in any of the equity securities underlying the Index or contracts related to the Index. If the Ending Index Level declines by 10% or more from the Initial Index Level and a Knock-Out Event does not occur, your payment at maturity will not exceed the full principal amount of your notes. This will be true even if the value of the Index was greater than the Initial Index Level at some time during the term of the notes but declined by 10% or more from the Initial Index Level on the Observation Date.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.'s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **THE "KNOCK-OUT" FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY** — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation of the Index may be limited to the Knock-Out Rate of 4%. If a Knock-Out Event occurs, your return at maturity on each $1,000 principal amount note will equal 4%, or $40, and will not be determined by reference to the Index Return even though the Index Return may reflect significantly greater appreciation in the Index than 4%.

- **YOUR RETURN ON THE NOTES IF A KNOCK-OUT EVENT DOES NOT OCCUR MAY BE LESS THAN YOUR RETURN ON THE NOTES IF A KNOCK-OUT EVENT OCCURS** — If a Knock-Out Event does not occur, your payment at maturity, for each $1,000 principal amount note, will be equal to $1,100 plus $1,000 × Index Return × Participation Rate, *provided* that your payment at maturity will not be less than $1,000 per $1,000 principal amount note, and will not be determined by reference to the Knock-Out Rate. If a Knock-Out Event occurs, your payment at maturity, for each $1,000 principal amount note, will be a fixed payment of $1,040, calculated as $1,000 plus $1,000 × the Knock-Out Rate of 4% (or $40). Under these circumstances, because the Participation Rate is 100% and your payment at maturity is calculated based on $1,100 instead of the $1,000 issue price of your notes, if the Index Return is less than -6%, your return on the notes if a Knock-Out Event does not occur will be less than your return on the notes if a Knock-Out Event occurs.

- **YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT OF $1,500 AT MATURITY** — Because the Knock-Out Level is 140% of the Initial Index Level, the Index Return used to calculate your payment at maturity if a Knock-Out Event has not occurred, will not exceed 40% and, accordingly, your payment at maturity is subject to an embedded maximum payment at maturity. In such a case the Index Return will not exceed 40% and, accordingly, your total payment at maturity will not exceed $1,500 for each $1,000 principal amount note ($1,100 plus an amount that will not exceed $400).

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the Index closing above the Knock-Out Level during the period from the pricing date to and including the Observation Date and thereby triggering a Knock-Out Event, will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has experienced significant volatility.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX** — We are currently one of the companies that make up the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - whether a Knock-Out Event occurs;
    - the expected volatility of the Index;
    - the time to maturity of the notes;
    - the dividend rate on the equity securities underlying the Index;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory or judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80%. The following table and examples assume an Initial Index Level of 850 and Knock-Out Level of 1190 (which is equal to 140% of the assumed Initial Index Level), and reflect the Participation Rate of 100% and the Knock-Out Rate of 4%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals.   The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Retun if Knock-Out Event Does Not Occur (1)	Note Total Retun if Knock-Out Event Occurs (2)
1530.00	80.00%	N/A	4.00%
1445.00	70.00%	N/A	4.00%
1360.00	60.00%	N/A	4.00%
1275.00	50.00%	N/A	4.00%
1190.00	40.00%	50.00%	4.00%
1105.00	30.00%	40.00%	4.00%
1020.00	20.00%	30.00%	4.00%
935.00	10.00%	20.00%	4.00%
892.50	5.00%	15.00%	4.00%
850.00	0.00%	10.00%	4.00%
828.75	-2.50%	7.50%	4.00%
807.50	-5.00%	5.00%	4.00%
765.00	-10.00%	0.00%	4.00%
680.00	-20.00%	0.00%	4.00%
595.00	-30.00%	0.00%	4.00%
510.00	-40.00%	0.00%	4.00%
425.00	-50.00%	0.00%	4.00%
340.00	-60.00%	0.00%	4.00%
255.00	-70.00%	0.00%	4.00%
170.00	-80.00%	0.00%	4.00%

(1) The Index closing level is less than or equal to 1190 on each trading day from the pricing date to and including the Observation Date.
(2) The Index closing level is greater than 1190 on at least one trading day from the pricing date to and including the Observation Date.

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 935 and the Index closing level did not exceed the Knock-Out Level of 1190 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 935 is greater than the Initial Index Level of 850 and (ii) a Knock-Out Event has not occurred, the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,100 + (\$1,000 \times [(935\text{-}850)/850] \times 100\%) = \$1,200$$

Example 2: The Index closing level declines from the Initial Index Level of 850 to an Ending Index Level of 680, and the Index closing level did not exceed the Knock-Out Level of 1190 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 680 is less than the Initial Index Level of 850 and (ii) a Knock-Out Event has not occurred, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The Index closing level declines from the Initial Index Level of 850 to an Ending Index Level of 807.50, and the Index closing level did not exceed the Knock-Out Level of 1190 on any trading day from the pricing date to and including the Observation Date. Because (i) the Ending Index Level of 807.50 is less than the Initial Index Level of 850 and (ii) a Knock-Out Event has not occurred, the final payment at maturity is equal to $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,100 + (\$1,000 \times [(807.50\text{-}850)/850] \times 100\%) = \$1,050$$

Example 4: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 1275 and the Index closing level did not exceed the Knock-Out Level of 1190 on any trading day until the Observation Date. Because the Ending Index Level of 1275 is greater than the Knock-Out Level of 1190, a Knock-Out Event has occurred. Accordingly, the final payment at maturity is equal to $1,040, calculated as follows:

$$\$1,000 + (\$1,000 \times 4\%) = \$1,040$$

Example 5: The Index closing level increases from the Initial Index Level of 850 to an Ending Index Level of 935 and the Index closing level exceeded the Knock-Out Level of 1190 on at least one trading day during the period from the pricing date to and including the Observation Date. Even though the Ending Index Level of 935 is greater than the Initial Index Level of 850, because a Knock-Out Event has occurred, the final payment at maturity is equal to $1,040, calculated as follows:

$$\$1,000 + (\$1,000 \times 4\%) = \$1,040$$

Example 6: The Index closing level declines from the Initial Index Level of 850 to an Ending Index Level of 807.50, and the Index closing level exceeded the Knock-Out Level of 1190 on at least one trading day during the period from the pricing date to and including the Observation Date. Even though the Ending Index Level of 807.50 is less than the Initial Index Level of 850, because a Knock-Out Event has occurred, and the final payment at maturity is equal to $1,040, calculated as follows:

$$\$1,000 + (\$1,000 \times 4\%) = \$1,040$$

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly historical Index closing level from January 3, 2003 through November 21, 2008. The Index closing level on November 24, 2008 was 851.81. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day from the pricing date to and including the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

